Exhibit 99.2

450 South Orange Avenue

Orlando, Florida 32801-3336

tel 407.650.1000  800.522.3863

fax 407.650.1013

www.IncomeTrust.com

Investor Inquires:

P.O. Box 219001

Kansas City, Missouri 64121-9001

toll-free 866.650.0650

August 11, 2015

Dear Shareholder:

Thank you for your investment in Global Income Trust, Inc., a non-traded real estate investment trust, which we formed to pursue opportunities primarily through the acquisition and operation of income-oriented commercial real estate. As previously communicated, in April 2013, we began exploring liquidity options and engaged SunTrust Robinson Humphrey, Inc. to serve as our strategic advisor and to assist with our efforts. As a result of those explorations, in January 2015, we sold substantially all of our interest in our German properties, and received proceeds of approximately EUR 7.7 million from the sale, before transaction costs and subject to certain adjustments. We are writing to share additional news regarding your investment.

Today we announced that Global Income Trust, Inc. has entered into a definitive Purchase and Sale Agreement (the Sale Agreement) with Griffin Capital Corporation, Inc. (Griffin) for the sale of the three remaining properties in our real estate portfolio for $93.65 million in cash, less the loans that encumber the properties and will be assumed by Griffin (the Sale). The net proceeds from the sale will be approximately $38.46 million based on July 31, 2015 loan balances. The decision to enter into the Sale Agreement with Griffin is the culmination of a thorough review of our strategic alternatives that began in 2013. After a lengthy process, led by a special committee comprised solely of our independent directors, the board of directors unanimously approved the Sale to Griffin.

In connection with the Sale to Griffin, the board of directors also approved a plan of liquidation and dissolution, whereby Global Income Trust will be liquidated and dissolved after the Sale closes. We anticipate that shareholders will receive, upon liquidation and dissolution, an aggregate amount currently estimated to be $7.01 per share in cash. The proposed Sale and subsequent liquidation and dissolution require the approval of our shareholders. The consummation of the Sale is also subject to other customary closing conditions. Accordingly, there can be no assurance that the Sale will close.

Additionally, in light of the pending Sale and plan of liquidation and dissolution, our board of directors approved the suspension of cash distributions on our common stock effective August 4, 2015.

We believe our shareholders will be best served by the proposed Sale and liquidation transactions; and we understand that these announcements will generate questions. As we work to complete the Sale and liquidation process over the next several months, we will be preparing a proxy statement that will contain detailed information about the Sale and the liquidation and dissolution transactions, and the process for voting your shares. We urge you to read the proxy statement carefully when it becomes available. A copy of the final proxy statement will be mailed to shareholders and posted to our website at IncomeTrust.com. In the meantime, please see the enclosed Q&A regarding the Sale and the plan of liquidation and dissolution, which we have also posted to our website. We look forward to updating you further about these important transactions in the upcoming proxy statement.

Sincerely,

James M. Seneff, Jr.	Thomas K. Sittema
Chairman of the Board	Chief Executive Officer & President

Enclosure

Additional Information about the Proposed Transactions and Where to Find It

Global Income Trust plans to file with the Securities and Exchange Commission (the SEC) a preliminary proxy statement for the proposed transactions. A definitive proxy statement will be mailed to shareholders. THE DEFINITIVE PROXY STATEMENT WILL CONTAIN IMPORTANT INFORMATION ABOUT GLOBAL INCOME TRUST, THE PROPOSED SALE TO GRIFFIN, THE PLAN OF LIQUIDATION AND DISSOLUTION, AND RELATED MATTERS. BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE PROPOSED TRANSACTIONS, SHAREHOLDERS ARE URGED TO READ THE DEFINITIVE PROXY MATERIALS CAREFULLY WHEN THEY ARE AVAILABLE. The proxy statement and other documents, when filed with the SEC, can be obtained free of charge through the website maintained by the SEC at sec.gov, and at Global Income Trust’s website at IncomeTrust.com, under the tab “Investor Relations” and then “SEC Filings.”

Participants in the Solicitation

Global Income Trust and its directors and executive officers may be deemed participants in the solicitation of proxies from Global Income Trust’s shareholders in connection with the proposed transactions. Information regarding the special interests of these directors and executive officers in the proposed transactions will be included in the definitive proxy statement referred to above. Additional information regarding Global Income Trust’s directors and executive officers is also included in Global Income Trust’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, which was filed with the SEC on March 13, 2015. The Annual Report is available free of charge at the SEC’s website at sec.gov, and at Global Income Trust’s website at IncomeTrust.com, under the tab “Investor Relations” and then “SEC Filings.” Other information about the participants in the proxy solicitation will be contained in the proxy statement.